May 5, 2021

Dear PolyMet Supporter:

As many of you are aware, legal challenges to PolyMet permits have occupied much of our attention during the last few years as mining opponents use the courts to try and unwind almost 15 years of extensive environmental review and permitting work by state and federal regulatory agencies. While this process can be frustrating, I want you to know that we are making meaningful progress defending those challenges.

Last week’s unanimous Minnesota Supreme Court decision on our Permit to Mine and dam safety permits is a good example. Of the many issues decided by the court, PolyMet prevailed in the vast majority of them including the key legal challenge of whether state agencies have discretion to hold or deny contested case hearings.

The Court, however, ruled that the Minnesota Department of Natural Resources (MDNR) must revisit, in a contested case hearing, one narrow slice of the expansive Permit to Mine. This has to do with the effectiveness of bentonite clay capping for eventual closure of our tailings basin. (The permit calls for bentonite clay to be applied to the outer slopes, beaches and pond bottom to limit oxygen infiltration into the tailings basin after mining ceases. The use of bentonite is a proven technique and has been used effectively in dams around the world for decades.) A contested case is a court-like hearing before an administrative law judge where evidence is presented and testimony is provided by expert witnesses.

We expect that the contested case hearing will be handled in an expeditious manner by the MDNR and look forward to working through that process. The hearing is expected to run concurrent with other litigation that is in process.

Another positive Supreme Court decision

Last week’s favorable Supreme Court decision comes on the heels of another important Supreme Court decision in February related to our air permit. On the central legal argument in that case, the Supreme Court held that the lower court had “relied on an erroneous interpretation of federal law” when it ruled against PolyMet. The case was returned to the Court of Appeals for resolution of a few remaining items not specifically addressed in its original decision. The Court of Appeals will make a decision by late July.

EPA voluntary remand

As reported in March, the U.S. Environmental Protection Agency (EPA) sought, and the company agreed to, a voluntary remand to conduct a 90-day review of its prior water quality decision under the Clean Water Act. Because EPA’s downstream water quality determination is a prerequisite for PolyMet’s federal wetlands permit, the U.S. Army Corps of Engineers subsequently placed the permit on hold during the EPA’s review.

The science shows that PolyMet’s project has no downstream water quality effects. The EPA has never said otherwise, but it did not make documented findings when the issue arose in 2018 after the Minnesota Pollution Control Agency certified that the project will not affect the state’s water quality. This 90-day remand gives EPA the opportunity to do so. The EPA is expected to issue its determination at the end of the 90-day review period in early June.

To date, in the six cases where final judgments have been rendered in state and federal courts, PolyMet has prevailed in all six. With the added tailwind of these recent Supreme Court decisions we look forward to resolution of the remaining five cases we are currently defending in the Court of Appeals and federal court.

As you can see, we have made progress, but there are additional decisions yet to be made by regulatory agencies and the courts in coming weeks and months. We expect that ongoing litigation will continue to at least year-end 2021. We will keep you posted on these developments. We look forward to responsibly building and operating the NorthMet mine and remain sincerely grateful for your support as we continue to move this project to the finish line.

Sincerely,

\s\ Jon Cherry

Chairman, President & CEO

Note: this letter was distributed to PolyMet’s supporters via email on May 5, 2021.

P.O. Box 475 6500 County Road 666		444 Cedar Street, Suite 2060
Hoyt Lakes, MN 55750-0475		Saint Paul, MN 55101
Tel. 218-471-2150 Fax 218-225-4429	www.polymetmining.com	Tel. 651-389-4100 Fax 651-389-4101